UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2016

☐ TRANSITION REPORT PURSUANT TO 15 (d) OF THE SECURITIES EXCHANGE ACT OF
1934

For the transition period     from         to

Commission File Number: 0-2816

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Methode Electronics, Inc. 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Methode Electronics, Inc.
7401 West Wilson Avenue
Chicago, IL 60706-4548

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Methode Electronics, Inc. 401(k) Savings Plan
Years Ended December 31, 2016 and 2015

Methode Electronics, Inc.
401(k) Savings Plan

Financial Statements and
Supplemental Schedule

Years Ended December 31, 2016 and 2015

Report of Independent Registered Public Accounting Firm

The Administration Committee
Methode Electronics, Inc.
401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Methode Electronics, Inc. 401(k) Savings Plan as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
The supplemental Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of Methode Electronics, Inc. 401(k) Savings Plan’s financial statements. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Sassetti LLC

June 23, 2017
Oak Park, Illinois

Methode Electronics, Inc.
401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
Assets
Investments, at fair value:
Mutual funds	$46,055,222	$43,093,845
Methode common stock fund	3,682,105	4,495,042
Total investments, at fair value	49,737,327	47,588,887
Investments, at contract value	16,809,280	13,882,490
Total Investments	66,546,607	61,471,377

Receivables:
Participant loans	651,210	747,183

Total assets	67,197,817	62,218,560

Liabilities

Total liabilities	—	—

Net assets available for benefits	$67,197,817	$62,218,560

See accompanying notes.

Methode Electronics, Inc.
401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits

	December 31,
	2016	2015
Additions:
Additions to net assets attributed to:
Investment Income:
Interest and dividends	$1,886,707	$2,578,415
Net appreciation / (depreciation) in fair value of investments	3,465,718	(2,393,321)
Total investment gain	5,352,425	185,094

Contributions:
Participants	2,505,772	2,289,802
Employer	1,349,097	1,327,814
Rollovers	321,818	194,187
Total Contributions	4,176,687	3,811,803
Total additions, net	9,529,112	3,996,897

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	4,545,967	6,930,811
Administrative expenses	3,888	1,870
Total deductions	4,549,855	6,932,681

Net increase (decrease)	4,979,257	(2,935,784)
Net assets available for benefits:
Beginning of year	62,218,560	65,154,344
End of year	$67,197,817	$62,218,560

See accompanying notes.

Methode Electronics, Inc.
401(k) Savings Plan
Notes to Financial Statements

1. Description of the Plan
The following description of the Methode Electronics, Inc. 401(k) Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement or Summary Plan Description (SPD) for a more complete description of the Plan’s provisions. Copies of the SPD are available from Methode Electronics, Inc.
General
The Plan is a defined-contribution plan established to provide additional retirement and other benefits for eligible employees, to enable eligible employees, through systematic savings, to accumulate funds on a tax-advantageous basis, and to provide a vehicle through which the plan sponsor, Methode Electronics, Inc. and its subsidiaries (the Company), can attract and retain qualified employees.
Participation
Participation in the Methode Electronics, Inc. 401(k) Savings Plan begins on the employee’s hire date and is accomplished through an automatic enrollment process. The participant is automatically enrolled to contribute 3% of their eligible wages into the American Balance Fund, the Plan’s Qualified Default Investment Alternative, on a pre-tax basis unless they elect to opt-out on contributing to the Plan all together or elect to make their own investment election.
Contributions
Participants may elect to contribute a minimum of 2% of their annual compensation (as defined in the Plan) pre-tax, after tax Roth 401(k) or any combination, up to the maximum annual dollar limit allowable by the Internal Revenue Service (IRS).
The Company contributes to the Plan, on behalf of each participant, a “safe-harbor” non-elective contribution of 3% of each participant’s eligible compensation (as defined by the Plan), subject to the IRS maximum amount, for the portion of the Plan year in which the employee was a participant in the Plan.
Participants may direct contributions into various investment options offered by the Plan.
Participant Withdrawals
Withdrawals are permitted in the event of termination of employment, disability, death, retirement, attainment of age 59 1/2, or financial hardship. A financial hardship withdrawal is currently permitted by the IRS for certain authorized purposes with the approval by the 401(k) Hardship Committee. Such withdrawals must be approved by the 401(k) Hardship Committee. Withdrawals prior to the attainment of age 59 1/2 may be subject to an additional 10% tax penalty.

Methode Electronics, Inc.
401(k) Savings Plan
Notes to Financial Statements

1. Description of Plan (continued)
Vesting
Participants are immediately vested in Company contributions, their contributions, and actual earnings (losses) thereon.
Participant Loans
Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance from their fund accounts. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%. Principal and interest are paid ratably through payroll deductions.
Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of Company contributions and Plan earnings (losses). Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Methode Electronics, Inc.
401(k) Savings Plan
Notes to Financial Statements

2. Significant Accounting Policies
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
Recent Accounting Pronouncements
In May 2015, the Financial Account Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic - 820) - Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (“NAV”) per share practical expedient. ASU 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Investments that calculate NAV per share (or its equivalent), but for which the practical expedient is not applied will continue to be included in the fair value hierarchy along with the related required disclosures. ASU 2015-07 has been adopted on a retrospective basis, therefore all periods presented have been adjusted.
In July 2015, the FASB released ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960) Defined Contribution Pension Plans (Topic 962) Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (“ASU 2015-12”). This amendment removes the requirement to report fully benefit-responsive investment contracts at fair value with an adjustment to contract value. Under the amendment, fully benefit-responsive investment contracts are measured, presented, and disclosed only at contract value. In addition, this amendment simplifies the investment disclosures required for employee benefit plans, including eliminating the requirements to disclose: (a) individual investments that represent 5% or more of net assets available for benefit plans, (b) net appreciation (depreciation) by individual investment type, and (c) investment information disaggregated based on the nature, characteristics and risks. The requirement to disaggregate participant-directed investments within a self directed brokerage account has also been eliminated. Self-directed brokerage accounts should be reported as a single type of investment. The amendment also allows plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with a month-end. Part III is not applicable to the Plan. Parts I and II have been adopted on a retrospective basis, therefore all periods presented have been adjusted.
Valuation of Investments
The shares of mutual funds and the Methode Electronics Common Stock Fund are reported at fair value. See note 4 for discussion of fair value measurements.
Purchases and sales are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Under the newly adapted generally accepted accounting principles, the following fixed income investments qualify as fully benefit responsive investments and are reported at contract value.

Methode Electronics, Inc.
401(k) Savings Plan
Notes to Financial Statements

2. Significant Accounting Policies (continued)
The Hartford group annuity contract value is determined by MassMutual Financial Services. The contract value represents contributions made, plus interest at the contract rate, less funds used to pay participants’ benefits. The Plan does not allow for new investment in this contract. There are significant penalties if the entire contract were prematurely terminated. The interest guarantee is based on Hartford’s ability to meet its financial obligations from its general assets.
The Hartford group annuity contract had an average yield (annualized) and a crediting interest rate of 3.00% for each of the years ended December 31, 2016 and 2015. The crediting interest rate is set at the beginning of the calendar year and is periodically reviewed for adjustment. The balance in the Hartford group annuity contract was $625,886 and $638,803 as of December 31, 2016 and 2015, respectively.
The Lincoln Stable Value Account is a fixed group annuity issued by The Lincoln National Life Insurance Company. Contract value is the relevant measure attributed to that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the contract.
The Lincoln contract had an average yield of 1.92% and 1.73% (annualized) for the years ended December 31, 2016 and 2015, respectively with a guaranteed minimum interest rate of 1.00%. At December 31, 2016 and 2015 the crediting interest rate was 1.95% and 1.78%, respectively. The crediting interest rate is set at the beginning of each calendar quarter and is based upon the three-year average of the Barclays Capital Intermediate U.S. Government Credit Index plus 35 basis points. The guarantee is based on Lincoln’s ability to meet its financial obligations from its general assets. The balance in the Lincoln stable value account was $16,183,394 and $13,243,687 as of December 31, 2016 and 2015, respectively.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Administrative Expenses
Generally, expenses of the Plan are paid by the Company.

Methode Electronics, Inc.
401(k) Savings Plan
Notes to Financial Statements

2. Significant Accounting Policies (continued)
Payment of Benefits
Benefits are recorded when paid.
3. Investments

The Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated/(depreciated) in fair value were determined by the following quoted market prices:

	Years Ended December 31
	2016	2015
Mutual funds	$4,035,270	$(1,941,658)
Common stock fund	1,317,155	(451,663)
	$5,352,425	$(2,393,321)
4. Fair Value Measurements
Accounting Standards Codification Topic 820 (ASC 820) defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities they are required to be recorded at their fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.
ASC 820 also establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
A financial instrument’s categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The standard establishes three levels of inputs that may be used to measure fair value:

–	Level 1: quoted prices in active markets for identical assets or liabilities;

–
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities ; or

–	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The Plan’s valuation methodologies used for measuring the fair values are as follows:
Mutual funds: valued at quoted market price, which represent the estimated fair value of the shares held in such funds.

Methode Electronics, Inc.
401(k) Savings Plan
Notes to Financial Statements

4. Fair Value Measurements (continued)
Methode Electronics, Inc. Common Stock Fund: the fund invests primarily in Methode Electronics, Inc. common stock, which is traded on the New York Stock Exchange (NYSE) under the ticker symbol (MEI) and is valued at its quoted market price at the daily close of the NYSE. A small portion of the fund is invested in short-term money market instruments. The money market portion of the fund provides liquidity, which enables the Plan participants to transfer money daily among all investment choices.
There have been no changes in these methodologies used at December 31, 2016 or 2015.
The following summarizes the classification of Investments by classification and method of valuation for the years ended December 31, 2016:

	2016 Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Mutual Funds	$46,055,222	$—	$—	$46,055,222

Methode Common Stock Fund	3,682,105	—	—	3,682,105

Total Investments, at fair value	$49,737,327	$—	$—	$49,737,327

The following summarizes the classification of Investments by classification and method of valuation for the years ended December 31, 2015:

	2015 Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Mutual Funds	$43,093,845	$—	$—	$43,093,845

Methode Common Stock Fund	4,495,042	—	—	4,495,042

Total Investments, at fair value	$47,588,887	$—	$—	$47,588,887

Methode Electronics, Inc.
401(k) Savings Plan
Notes to Financial Statements

5. Income Tax Status
The Plan has received a determination letter from the IRS dated October 28, 2011, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended.
Generally accepted accounting principles require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or DOL. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.
6. Related Party Transactions
Lincoln Financial Group, the Plan’s record keeper, is an affiliate of the Lincoln National Life Insurance Company, which the Plan has an insurance investment contract. The Plan also invests in Methode Electronics, Inc. Common Stock. These transactions qualify as related party and party-in-interest transactions.
Lincoln Financial Group provides certain administrative services to the Plan pursuant to a Recordkeeping Services Agreement (RSA) between the Company and Lincoln. Lincoln Financial Group receives revenue from certain mutual fund service providers for services Lincoln provides to the funds. This revenue may be used to offset certain amounts owed to Lincoln for its administrative services to the Plan.
If the revenue received by Lincoln Financial Group from such mutual fund service providers exceeds the amount owed under the RSA, Lincoln remits the excess to the Plan's trust on a quarterly basis. Such amounts may be applied to pay Plan administrative expenses or allocated to the accounts of the participants. During 2016 and 2015, $37,828 and $34,869 respectively was received by the Plan as part of the revenue sharing agreement and all amounts have been allocated to participants’ accounts.

Supplemental Schedule
Methode Electronics, Inc.
401(k) Savings Plan
Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)
EIN #36-2090085 Plan #002
December 31, 2016

(a.)	(b.)	(c.)		(d.)	(e.)
			Shares
		Description of	or		Current
	Identity of Issue	Investment	Units	Cost	Value
	Mutual funds

	The American Funds Group	American Balanced Fund	552,885	**	$13,689,428
		American Mutual Fund	171,355	**	6,292,142
		Europacific Growth Fund	70,783	**	3,132,157
		Growth Fund of America	177,613	**	7,404,695
		New Economy Fund	64,118	**	2,285,154

	Delaware Investments	Delaware Diversified Income	333,612	**	2,869,061

	Ivy	Ivy Mid Cap Growth I	87,896	**	1,829,988

	Vanguard	Total Stock Market Index	42,859	**	2,402,699
		FTSE All-World ex US Index Inv	27,164	**	473,205

	Goldman Sachs	Small Cap Value Inst	31,934	**	1,917,644

	T Rowe Price Dividend Growth Adv	Dividend Growth Adv	101,240	**	3,759,049

	Common stock fund
*	Methode Electronics, Inc.	Methode Electronics, Inc.
		Common Stock	91,726	**	3,682,105
	Total investments at fair value				49,737,327

	Investments at contract value
	Hartford Life Insurance Company	Group Annuity Contract	N/A	**	625,886
*	Lincoln Financial Group	Lincoln Stable Value Fund	14,586,009		16,183,394

	Total investments at contract value				16,809,280

	Total investments				66,546,607

*	Participant loans	Interest rate: 4.25% - 4.50%		**	651,210
					$67,197,817

* Party in interest
** Cost information is not required for participant directed investments and participant loans and, therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

METHODE ELECTRONICS, INC.

Date: June 23, 2017                    By:    /s/ JOHN R. HRUDICKA
John R. Hrudicka
Chief Financial Officer